Exhibit 99.1

 SINO-GLOBAL REPORTS SECOND CONSECUTIVE YEAR OF PROFITABILITY

Continued Margin Improvement Driven by Favorable Service Mix

NEW YORK, NY – September 18, 2015 - Sino-Global Shipping America, Ltd. (NASDAQ CM: SINO) ("Sino-Global" or the "Company"), a Virginia company engaged in shipping, chartering, logistics and related services, today announced its financial results for the quarter and year ended June 30, 2015.

FINANCIAL HIGHLIGHTS

	For the Year Ended June 30,
	2015	2014	% Change
Revenues	$11,320,628	$11,644,392	-2.8%
Shipping Agency & Ship Management Services	$6,185,653	$7,523,983	-17.8%
Shipping and Chartering Services	$349,125	$1,937,196	-82.0%
Inland Transportation Management Services	$4,785,850	$2,183,213	119.2%
Gross margin	47.6%	34.6%	37.4%
Operating margin	9.0%	2.6%	248.5%
Net income	$643,922	$434,486	48.2%
Diluted earnings per share	$0.11	$0.34	NM

•	Two consecutive years of net income despite difficult macroeconomic conditions and decline in revenues from our shipping agency and shipping and chartering services.

•	Gross and operating margin increased from 34.6% and 2.6%, respectively, for the year ended June 30, 2014 to 47.6% and 9.0%, respectively for the same period of 2015. The margin improvement is attributable largely to our diversified service platform and favorable service mix in fiscal year 2015.

•	Net income increased 48.2% from $434,486 for the year ended June 30, 2014 to $643,922 for the same period in 2015 due mainly to solid contribution from our higher margin inland transportation management services.

•	Year-over-year margin improvement and growth in net income due primarily to our restructuring efforts that began approximately 2 years ago and our decision to incorporate inland transportation management services into our integrated service platform.

•	Inland transportation management services grew strongly, with revenues rising to almost $4.8 million and gross profit topping $4.0 million in the year ended June 30, 2015, which sharply contrasts to revenues of approximately $2.2 million and gross profit of approximately $1.9 million for the preceding year.

Mr. Lei Cao, Chief Executive Officer of Sino-Global, said, “We considered fiscal year 2015 a success, particularly given the overall challenges presented by the global economic environment and the softening of the Chinese economy. We believe that our restructuring efforts that began approximately two years ago have and continue to pay off; our integrated service platform has not only reduced our dependency on the shipping agency business but also enabled us to expand into other complementary service areas within the shipping and logistics business segments – offering us a solid and diverse service base to boost shareholder value.

“We expect the difficult macroeconomic conditions in fiscal year 2015 to continue in to fiscal year 2016; and we believe competition and rising labor costs in the PRC will continue to pressure our operating model. While fiscal year 2015 marks the second consecutive year of net income in the history of Sino-Global, we believe we must continue to diversify and are focused on diversifying our service platform; reduce our dependency on businesses and cash flows that are generated from China; and develop complementary shipping and/or logistics services based in the US. We have developed, and will continue to foster, strong strategic relationships with vessel owners to identify other business development and service opportunities in the shipping and/or logistics industry. For the coming months, we are heavily committed to expanding our freight forwarding and logistics services network in the United States and closing the vessel acquisition.”

Q4 Fiscal Year 2015 Financial Results

	For the Three Months Ended June 30,
	2015			2014
	Revenues	Cost of revenues	Gross profit	Revenues	Cost of revenues	Gross profit
Shipping Agency and Ship Management Services	$1,494,681	$1,241,104	$253,577	$2,895,405	$2,411,417	$483,988
Shipping and Chartering Services	349,125	182,650	166,475	-	-	-
Inland Transportation Management Services	1,251,555	207,938	1.043,617	866,613	124,957	741,656
Total	$3,095,361	$1,631,692	$1,463,669	$3,762,018	$2,536,374	$1,225,644

Total net revenues for the quarter ended June 30, 2015 decreased by 17.7% to $3,095,361 from $3,762,018 for the same period in 2014. The decrease was due mainly to lower revenues from our shipping agency services partially offset by higher revenues from our inland transportation management services.

Cost of revenues for the quarter ended June 30, 2015 decreased by 35.7% to $1,631,692 from $2,536,374 for the same period in 2014. The decline was due mainly to favorable service mix as we reported higher revenues from the shipping and chartering as well as the inland transportation management services, which feature lower overhead than our shipping and chartering services.

General and administrative expenses decreased slightly from $978,472 for the quarter ended June 30, 2014 to $977,560 for the same period in 2015, attributed mainly to strict cost control despite higher consulting fees in fiscal year 2015 as a result of the proposed vessel acquisition.

Operating income for the quarter ended June 30, 2015 increased by $296,858 to $489,767 from $192,909 for the same period in 2014. The increase was due mainly to favorable service mix with strong margin contribution from the shipping and chartering and inland transportation management services.

Income tax expense for the quarter ended June 30, 2015 increased by $427,009 to $512,751 from $85,742 for the same period in 2014. The increase was due mainly to net profit generated by the inland transportation management services.

As a result of the foregoing, Sino-Global had net income of $70,768 for the quarter ended June 30, 2015, compared to net income of $236,349 for same period in 2014. After deduction of non-controlling interest, net loss attributable to Sino-Global was $102,474 for the quarter ended June 30, 2015, compared to net income attributable to Sino-Global of $485,717 for same period in 2014.

Full Fiscal Year 2015 Financial Results

	For the Year Ended June 30,
	2015			2014
	Revenues	Cost of revenues	Gross profit	Revenues	Cast of revenues	Gross profit
Shipping Agency and Ship Management Services	$6,185,653	$4,998,030	$1,187,623	$7,523,983	$6,010,058	$1,513,925
Shipping and Chartering Services	349,125	182,650	166,475	1,937,196	1,291,048	646,148
Inland Transportation Management Services	4,785,850	755,603	4,030,247	2,183,213	312,353	1.870,860
Total	$11,320,628	$5,936,283	$5,384,345	$11,644,392	$7,613,459	$4,030,933

Total net revenues decreased by $323,764 or 2.8% from $11,644,392 for the year ended June 30, 2014 to $11,320,628 for the comparable period in 2015. The decrease was due mainly to lower revenues from our shipping agency business and shipping and chartering services, partially offset by higher revenues from our inland transportation management services.

Cost of revenues decreased by $1,677,176 or 22.0% from $7,613,459 for the year ended June 30, 2014 to $5,936,283 for the year ended June 30, 2015. The decline in our cost of revenues was due mainly to lower revenues from our shipping agency and shipping and chartering services; and the nature of our inland transportation management services, which feature lower overhead than our shipping and chartering services.

General and administrative expenses increased by $833,660 or 24.0% from $3,470,669 for the year ended June 30, 2014 to $4,304,329 for the year ended June 30, 2015. This increase was mainly due to increased business development expenses of $341,776; increased legal, accounting and professional fees of $334,515; recognition of stock-based compensation for common stock issued to consultants of $512,269, partially offset by a decrease in salaries and benefits of $139,241, and trued up of certain old accounts receivable and payable of $245,058.

Sino-Global had an operating income of $1,016,797 for the year ended June 30, 2015, compared to an operating income of $300,130 for the comparable year ended June 30, 2014. The increase was due mainly to favorable service mix with strong margin contribution from the shipping and chartering and inland transportation management services.

As a result of the foregoing, Sino-Global had net income of $643,922 for the year ended June 30, 2015, compared to net income of $434,486 for the year ended June 30, 2014. After deduction of non-controlling interest, net income attributable to Sino-Global was $717,390 for the year ended June 30, 2015, compared to net income of $1,586,353 for the year ended June 30, 2014. With comprehensive income from foreign currency translation, comprehensive income attributable to Sino-Global was $784,204 ($0.11 per fully diluted share) for the year ended June 30, 2015, compared to comprehensive income of $1,556,180 ($0.34 per fully diluted share) for the year ended June 30, 2014.

Financial Condition

Total working capital amounted to $6,191,644 as at June 30, 2015 compared to $3,727,003 as at June 30, 2014. Total current assets increased by $3,147,890 or 63.5% from $4,957,798 as at June 30, 2014 to $8,105,688 as at June 30, 2015. Increase in total current assets is due mainly to an increase in accounts receivable of $2,600,334 and an increase in prepaid expense and other current assets of $1,048,880, offset by a decrease in due from related parties of $389,174 and a decrease in cash and cash equivalents of $172,209.

Current liabilities amounted to $1,914,044 as at June 30, 2015, in comparison to $1,230,795 as at June 30, 2014. Total current liabilities increased by $683,249 or 55.5% primarily because of an increase in taxes payable of $789,191 and an increase in accounts payable of $292,832, offset by a decrease in other current liabilities of $282,032 and accrued expenses of $154,466.

As a result of the overall increase in our current assets, the current ratio increased from 4.03 at June 30, 2014 to 4.23 at June 30, 2015.

Recent Events

Pending the acquisition of the Vessel (Rong Zhou), in May 2015, our Board of Directors, approved the entry into chartering arrangements to facilitate the transition of the management and operation of the Vessel. The Vessel Seller (Rong Yao International Shipping Limited, a Hong Kong company), time-chartered the Vessel to Sino-Global for a two-year period, and the Company has time-chartered the Vessel to a third-party charterer also for a two-year period (the “TCA”), both commencing on May 20, 2015. Under the terms of these chartering agreements, the third-party charterer will pay the Company $7,500 per day, and Sino-Global will, in turn, pay the Vessel Seller $3,500 per day. From May 2015 to the date of this press release, the TCA generated revenues and gross profit of approximately $675,000 and $360,000, respectively for the Company. The TCA is expected to generate revenues and net profit during the 2-year term of TCA of approximately $5 million and $1.8 million, respectively.

On June 30, 2015, the Company secured a first priority ship lien on the Vessel from the Vessel Seller, pursuant to its previously announced Asset Purchase Agreement.

To attempt to increase our service revenues, we are fostering our relationship with vessel owners, such as with Mr. Weixiong Yang, a vessel owner and a shareholder of Sino-Global as a result of his recent purchase of 500,000 shares of our restricted common stock in July 2015, to identify areas Sino-Global could provide its shipping services to them. The aggregate offering price of the shares was $691,600, which was paid in cash. There were no commissions paid in connection with such sale. The sale of stock was completed pursuant to an exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D. The shares were issued on July 13, 2015.

On September 9, 2015, the Company announced the formation of its U.S.-based freight forwarding and logistics services network, SGS Logistics (the “Network”). The Network is a part of Sino-Global's new strategic plan to grow its business in the U.S. and is intended to extend the Company's integrated service platform into the freight forwarding business. We believe that the Network and the resulting service platform would aid in the establishment of a U.S.-based door-to-door freight forwarding service platform for clients with containerized cargoes leaving the U.S. for China, or from China to the U.S. Through SGS Logistics, we believe this can be the ideal platform to grow our operating cash flows in the U.S., while remaining firmly committed towards continued profitability and increasing shareholder value.

About Sino-Global Shipping America, Ltd.

Founded in the United States in 2001, Sino-Global Shipping America, Ltd. is a company engaged in shipping, chartering and related services. We are headquartered in New York with offices in Mainland China, Australia, Canada and Hong Kong. Our current service offerings consist of shipping agency services, shipping and chartering services, inland transportation management services and ship management services.  For more information, please visit: www.sino-global.com.

Forward Looking Statements and Certain Related Items.

Any statements and/or other information contained in this release that relate, directly and/or indirectly, to future plans, events or performance of the Company are forward-looking statements that involve risks, and uncertainties some of which are identified in Sino-Global's filings with the Securities and Exchange Commission.  Actual results, events or performance of the Company and such other about mentioned events may differ materially.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.  Sino-Global undertakes no obligation to publicly release or otherwise disclose the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This Press Release should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended June 30, 2015, including, but not limited to, the Sections entitled “Management’s Discussion and Analysis or Plan of Operation,” “Risk Factors,” and the financial statements attached to the 10-K.

For more information, please contact:

Mr. Michael Porter, President
Porter, LeVay & Rose
212-564-4700
mike@plrinvest.com

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

	June 30,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$730,322	$902,531
Advances to suppliers	50,975	8,482
Accounts receivable, less allowance for doubtful accounts of $477,240 and $443,858 as of June 30, 2015 and 2014, respectively	3,082,219	481,885
Other receivables, less allowance for doubtful accounts of $241,604 and $250,100 as of June 30, 2015 and June 30,2014, respectively	191,972	174,406
Prepaid expense and other current assets	1,265,609	216,729
Due from related parties	2,784,591	3,173,765

Total Current Assets	8,105,688	4,957,798

Property and equipment, net	214,003	294,722
Prepaid expenses - noncurrent	436,351	280,800
Other long-term assets	2,773,908	16,734
Deferred tax assets	280,600	163,900

Total Assets	$11,810,550	$5,713,954

Liabilities and Equity
Current liabilities
Advances from customers	$126,201	$88,477
Accounts payable	691,588	398,756
Accrued expenses	23,411	177,877
Taxes payable	996,648	207,457
Other current liabilities	76,196	358,228

Total Current Liabilities	1,914,044	1,230,795

Total Liabilities	1,914,044	1,230,795

Commitments and Contingency

Equity
Preferred stock, 2,000,000 shares authorized, no par value, none issued.	-	-
Common stock, 50,000,000 shares authorized, no par value; 7,996,032 and 5,229,032 shares issued as of June 30, 2015 and 2014; 7,870,841 and 5,103,841 outstanding as of June 30, 2015 and 2014	16,303,327	11,662,157
Additional paid-in capital	1,144,842	1,144,842
Treasury stock, at cost - 125,191 shares	(372,527)	(372,527)
Accumulated deficit	(2,552,870)	(3,270,260)
Accumulated other comprehensive income	91,432	24,618
Unearned stock-based compensation	(7,760)	(11,640)

Total Sino-Global Shipping America Ltd. Stockholders' equity	14,606,444	9,177,190

Non-controlling Interest	(4,709,938)	(4,694,031)

Total Equity	9,896,506	4,483,159

Total Liabilities and Equity	$11,810,550	$5,713,954

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the years ended June 30,
	2015	2014

Net revenues	$11,320,628	$11,644,392

Cost of revenues	(5,936,283)	(7,613,459)
Gross profit	5,384,345	4,030,933

General and administrative expenses	(4,304,329)	(3,470,669)
Selling expenses	(63,219)	(260,134)
	(4,367,548)	(3,730,803)

Operating income	1,016,797	300,130

Financial income (expense), net	14,200	(50,170)
Other income, net	40,146	264,349
	54,346	214,179

Net income before provision for income taxes	1,071,143	514,309

Income tax expense	(427,221)	(79,823)

Net income	643,922	434,486

Net loss attributable to non-controlling interest	(73,468)	(1,151,867)

Net income attributable to Sino-Global Shipping America, Ltd.	$717,390	$1,586,353

Comprehensive income
Net income	$643,922	$434,486
Foreign currency translation gain	124,375	1,493
Comprehensive income	768,297	435,979
Less: Comprehensive loss attributable to non-controlling interest	(15,907)	(1,120,201)

Comprehensive income attributable to Sino-Global Shipping America, Ltd.	$784,204	$1,556,180

Earnings per share
-Basic and diluted	$0.11	$0.34

Weighted average number of common shares used in computation
-Basic and diluted	6,443,096	4,721,923

SINO-GLOBAL SHIPPING AMERICA LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2015	2014

Operating Activities

Net income	$643,922	$434,486
Adjustment to reconcile net income to net cash used in operating activities
Amortization of stock-based compensation to consultants	512,269	-
Amortization of stock option expense	3,880	3,880
Depreciation and amortization	165,088	155,657
Provision for (recovery of) doubtful accounts	33,382	(246,206)
Deferred tax benefit	(116,700)	(50,445)
Gain on disposition of property and equipment	(20,693)	(385)
Changes in assets and liabilities
(Increase) decrease in advances to suppliers	(42,493)	223,290
(Increase) decrease in accounts receivable	(2,633,716)	201,155
(Increase) decrease in other receivables	(17,566)	16,154
Increase in other current assets	-	(17,041)
(Increase) decrease in prepaid expense	(296,750)	26,288
(Increase) decrease in other long-term assets	(20,943)	1,544
Increase in due from related parties	(724,425)	(1,473,752)
Increase (decrease) in advances from customers	37,724	(506,066)
Increase (decrease) in accounts payable	292,832	(230,745)
Decrease (increase) in accrued expenses	(154,466)	126,525
Increase in taxes payable	789,188	201,375
Decrease in other current liabilities	(248,631)	(108,185)

Net cash used in operating activities	(1,798,098)	(1,242,471)

Investing Activities
Acquisitions of property and equipment	(84,102)	(203,252)
Proceeds from sale of fixed assets	80,661	854
Received from (Payment to) related party	1,113,599	(1,158,636)
Installment payment related to vessel acquisition	(516,229)	-

Net cash provided by ( used in) investing activities	593,929	(1,361,034)

Financing Activities
Proceeds from issuance of common stock	967,820	444,000

Net cash provided by financing activities	967,820	444,000

Effect of exchange rate fluctuations on cash and cash equivalents	64,140	13,205

Net decrease in cash and cash equivalents	(172,209)	(2,146,300)

Cash and cash equivalents at beginning of year	902,531	3,048,831

Cash and cash equivalents at end of year	$730,322	$902,531

Supplemental information:
Income taxes paid	$8,104	$24,841
Non-cash transactions of operating activities:
Settlement of related accounts receivable and payable	$-	$2,589,739
Common stock issued for unearned stock-based compensation	$1,419,950	$468,000
Shares issued for LSM acquisition	$33,400	$-
Share issued for Vessel acquisition	$2,220,000	$-

SINO-GLOBAL SHIPPING AMERICA, LTD. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common stock		Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income	Unearned stock-based compensation	Total stockholders' Equity	Non-controlling interest	Total Equity
	Shares	Amount

Balance as of June 30, 2013	4,829,032	$10,750,157	$1,144,842	$(372,527)	$(4,856,613)	$54,791	$(15,520)	$6,705,130	$(3,573,830)	$3,131,300

Issuance of common stock	400,000	912,000						912,000		912,000
Amortization of stock options							3,880	3,880		3,880
Foreign currency translation						(30,173)		(30,173)	31,666	1,493
Net income					1,586,353			1,586,353	(1,151,867)	434,486
Balance as of June 30, 2014	5,229,032	$11,662,157	$1,144,842	$(372,527)	$(3,270,260)	$24,618	$(11,640)	$9,177,190	$(4,694,031)	$4,483,159
Issuance of common stock	2,767,000	4,641,170						4,641,170		4,641,170
Amortization of stock options							3,880	3,880		3,880
Foreign currency translation						66,814		66,814	57,561	124,375
Net income					717,390			717,390	(73,468)	643,922
Balance as of June 30, 2015	7,996,032	$16,303,327	$1,144,842	$(372,527)	$(2,552,870)	$91,432	$(7,760)	$14,606,444	$(4,709,938)	$9,896,506